NYSE American / TSX
Symbol: TMQ

News Release

Trilogy Metals Reports Second Quarter Fiscal 2026 Results and Provides Update on Federal Permitting Progress and Project Advancement

July 8, 2026 – Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("**Trilogy Metals**" or the "**Company**") announces its financial results for the second quarter ended May 31, 2026, and provides an update on the federal permitting process for the Arctic Project, project advancement at the Upper Kobuk Mineral Projects ("**UKMP**") in northwestern Alaska, and the broader regulatory and policy environment supporting domestic critical minerals development. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Financial and Operational Highlights

- **Strong cash balance of $38.8 million as at May 31, 2026**, with adjusted working capital of $38.3 million, providing the financial flexibility to fund the Company's share of UKMP project initiatives.
- **The flagship Arctic copper-zinc-lead-gold-silver project accepted as a "Covered Project" under Title 41 of the Fixing America's Surface Transportation Act ("FAST-41") federal permitting program** on May 15, 2026, placing it on the Federal Permitting Dashboard with a coordinated, publicly tracked federal review schedule as it advances toward the National Environmental Policy Act ("**NEPA**") process.
- **Commencement of federal permitting for the Arctic Project**, with Ambler Metals LLC ("**Ambler Metals**") filing a Clean Water Act Section 404 permit application with the U.S. Army Corps of Engineers in April 2026, initiating federal permitting for mine development and operations.
- **Commencement of the fully funded 2026 summer field program at the UKMP** announced on June 9, 2026, with crews mobilized to site, as well as two diamond drill rigs supporting geotechnical, hydrogeological, and exploration drilling at Arctic toward a construction decision, alongside Bornite camp upgrades and district-wide target assessment along the 100-kilometer-long (60-mile-long) volcanogenic massive sulphide ("**VMS**") belt.
- **Second amendment to the U.S. Department of War ("DOW") strategic investment letter of intent**, extending the deadline for completion of the approximately $35.6 million transaction from May 31, 2026, to July 31, 2026, to account for the time required to finalize definitive documentation.

- **Annual General Meeting held on May 13, 2026**, with all directors nominated by the Company re-elected by shareholders, each receiving greater than 85% of the votes cast.
- **Ron Rimelman appointed President of Ambler Metals** to lead the joint venture through permitting and development.

Tony Giardini, President and CEO of Trilogy Metals, commented: "The second quarter marked a pivotal step forward for the Arctic Project. Acceptance into the FAST-41 program is one of the most significant milestones in the project's history, placing Arctic on the Federal Permitting Dashboard with a defined, transparent, and coordinated federal review schedule as we advance toward the NEPA process. The United States currently imports a substantial share of its copper supply from foreign nations, and the FAST-41 framework recognizes the Arctic Project as a nationally important critical minerals asset that can help address that strategic vulnerability. With federal permitting underway for Arctic, our fully funded 2026 field program and drilling commenced, and Ron Rimelman now leading Ambler Metals as President, we are advancing one of the world's highest-grade undeveloped polymetallic deposits on a clear pathway toward a construction decision."

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except per share amount

	Three months ended May 31,			Six months ended May 31,		
	2026 $	2025 $	Change $	2026 $	2025 $	Change $
Exploration expenses	9	—	9	34	—	34
General and administrative	430	353	77	997	696	301
Investor relations	39	18	21	107	34	73
Professional fees	475	612	(137)	786	1,059	(273)
Salaries	502	316	186	1,118	523	595
Salaries and directors expense – stock-based compensation	674	367	307	3,770	2,597	1,173
Share of loss on equity investment	2,334	764	1,570	3,677	1,345	2,332
Loss on derivatives carried at fair market value	2,277	—	2,277	3,791	—	3,791
Interest and other income	(410)	(253)	(157)	(829)	(443)	(386)
Comprehensive loss for the period	(6,345)	(2,177)	(4,168)	(13,408)	(5,800)	(7,608)
Basic and diluted loss per common share	(0.04)	(0.01)	(0.03)	(0.08)	(0.04)	(0.04)

For the three-month period ended May 31, 2026, the Company reported a net loss of $6.3 million compared to a net loss of $2.2 million for the three-month period ended May 31, 2025. The increase in net loss was primarily driven by a mark-to-market fair value adjustment of $2.3 million for the derivative liability related to the Company's obligation to issue shares and warrants to the DOW, as well as an increase in the Company's share of loss from Ambler Metals. The increase in the Company's share of loss from Ambler Metals was primarily driven by higher mineral property expenditures. For the six-month period ended May 31, 2026, the Company reported a net loss of $13.4 million, compared to a net loss of $5.8 million for the same period in 2025. The increase in net loss was primarily driven by two non-cash items: i) the mark-to-market fair value adjustment for the derivative liability related to the Company's obligation to issue shares and warrants to the DOW; and ii) stock-based compensation expense related to the annual grant with higher Black-Scholes values in the current year compared with the prior year. The net loss was also impacted by an increase in activity at Ambler Metals, which resulted in a larger amount for the Company's share of loss on the

equity investment and an increase in personnel costs due to the addition of senior staff.

Corporate and Project Activities

The Company's Annual General Meeting was held on May 13, 2026. All directors nominated by the Company were elected by shareholders, with each director receiving greater than 85% of the votes cast. On May 30, 2026, the Company, South32 Limited, Ambler Metals and the DOW agreed to a second amendment to the binding letter of intent dated October 6, 2025 (the "**Letter of Intent**"), extending the deadline for completion of the strategic investment from May 31, 2026 to July 31, 2026. Further detail is provided under "U.S. Federal Strategic Investment Update" below.

Project Activities and Federal Permitting

On April 21, 2026, the Company announced that Ambler Metals had commenced the permitting process for the Arctic Project, part of the UKMP, by filing an application for a Clean Water Act Section 404 permit with the U.S. Army Corps of Engineers. For a large-scale mining operation, the Section 404 permit typically represents one of the highest-burden federal approval requirements, and the filing initiated federal permitting for mine development and operations. On May 15, 2026, the Company announced that the Arctic Project had been accepted as a "Covered Project" on the Federal Permitting Improvement Steering Council's Federal Permitting Dashboard under FAST-41. The designation entitles the Arctic Project to a coordinated, publicly tracked federal environmental review schedule, including a Coordinated Project Plan and permitting timetable, while maintaining existing environmental standards. The FAST-41 Covered Project designation follows the April 2026 Section 404 filing and a broader sequence of federal policy actions supporting domestic critical mineral development, and marks a pivotal milestone as Ambler Metals advances toward the start of the NEPA process.

On June 9, 2026, the Company announced the commencement of the 2026 summer field program at the UKMP, with field crews mobilized to site and drilling at the Arctic Project planned to begin on June 15 and continue into September. The fully funded program is being carried out using two diamond drill rigs and is expected to include approximately 40 drill holes totaling a minimum of approximately 5,400 meters, efficiently sequenced to combine geotechnical and hydrogeological holes supporting mine design and permitting with deeper exploration step-outs along the Arctic mineral horizon. Work at the Bornite camp will be directed primarily at readying the site for an intensified pace of exploration and development of the UKMP in the coming years, and the program also includes target assessment for drilling along the approximately 100-kilometer-long (60-mile-long) VMS belt to underpin district-wide exploration planning for 2027. In connection with the program, Ambler Metals appointed Ron Rimelman as President to lead the joint venture through permitting and development. The Company notes that the advancement of the Arctic Project under a coordinated federal permitting framework, supported by an active field season, positions Arctic to advance toward a potential construction decision while reinforcing the long-term development outlook for the UKMP.

Budget and Operational Outlook

The Company has a 2026 fiscal year budget totaling $22.5 million, which is comprised of $5.0 million for corporate activities and $17.5 million for funding project activities at Ambler Metals. For the six-month period ended May 31, 2026, the Company recorded a net loss of $13.4 million. The net loss

was primarily driven by non-cash items not included in the budget, including a $3.8 million mark-to-market adjustment related to the derivative liability associated with the Company's obligation to issue shares and warrants to the DOW, and $3.8 million of stock-based compensation expense associated with the current fiscal year's annual equity grant. The Company's share of loss on its equity investment in Ambler Metals also increased relative to the prior year, reflecting higher mineral property expenditures as the 2026 work program advanced.

U.S. Federal Strategic Investment Update

As previously disclosed on October 6, 2025, Trilogy Metals entered into the Letter of Intent with the DOW for a strategic investment of approximately $35.6 million (the "**DOW Investment**"), which is comprised of approximately $17.8 million to Trilogy Metals in exchange for 8,215,570 units (each unit consisting of one common share of Trilogy Metals (each, a "**Common Share**") and three-quarters of a 10-year warrant exercisable at $0.01 per Common Share), and approximately $17.8 million to South32 for an equivalent number of Common Shares plus a call option. Upon closing of the DOW Investment, the DOW would hold approximately 10% of Trilogy Metals' outstanding Common Shares.

On March 30, 2026, the parties amended the Letter of Intent to extend the deadline for the completion of the DOW Investment to May 31, 2026. On May 30, 2026, the Company, South32, Ambler Metals and the DOW agreed to a second amendment to the Letter of Intent, further extending the deadline for completion from May 31, 2026 to July 31, 2026 to account for the time required to finalize definitive documentation.

During the six-month period ended May 31, 2026, the Company recorded a $3.8 million non-cash mark-to-market adjustment related to the derivative liability associated with the obligation to issue shares and warrants to the DOW. The derivative liability is expected to be resolved upon satisfaction of the applicable closing conditions.

Liquidity and Capital Resources

During the six-month period ended May 31, 2026, the Company used $3.8 million in operating activities, used $10.5 million in investing activities, and raised $1.4 million in financing activities. Operating expenditures were driven primarily by corporate salaries, professional fees and annual regulatory filing fees with the U.S. and Canadian securities commissions. In addition, the Company contributed $10.5 million for its share of funding to Ambler Metals. These cash outflows were offset by $1.4 million in proceeds from financing activities, primarily from the Company's at-the-market equity program through which the Company may offer and issue up to $200 million of Common Shares from time to time pursuant to an equity distribution agreement dated November 7, 2025, and from the exercise of stock options.

As at May 31, 2026, the Company had cash and cash equivalents of $38.8 million and adjusted working capital of $38.3 million, which are current assets less current liabilities excluding the derivative liability which will be settled by way of the issuance of shares and warrants. There is sufficient cash on hand for the next twelve months from the end of the most recent fiscal quarter, including funding the Company's remaining fiscal 2026 corporate budget of $5.0 million. The Company's share of Ambler Metals' fiscal budget is $17.5 million, of which $10.5 million had been

funded as at May 31, 2026. Subsequent to May 31, 2026, the Company funded an additional $6.5 million to Ambler Metals, bringing total funding to $17.0 million.

Qualified Persons

Richard Gosse, P.Geo., Vice President, Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* and Subpart 1300 of Regulation S-K. Mr. Gosse has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company that holds a 50% interest in Ambler Metals LLC, which owns 100% of the Upper Kobuk Mineral Projects in northwestern Alaska. The UKMP is located within the Ambler Mining District, one of the richest and most prospective known copper-dominant districts in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits that have been found to host high-grade copper and cobalt mineralization. Exploration has focused on two deposits in the district – the high-grade Arctic VMS deposit and the Bornite copper-cobalt deposit – which are located within a land package that spans approximately 190,929 hectares.

Ambler Metals operates under an agreement with NANA Regional Corporation, Inc., supporting responsible exploration and development in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while respecting subsistence livelihoods.

Company Contact

Matthew Keevil
Vice President, Investor Relations and Business Development
Phone: +1 604 638 8088
Email: ir@trilogymetals.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, potential actions and effects resulting from the executive orders and statements from the Department of the Interior, Bureau of Land Management; anticipated timing of permitting at the UKMP, including predicted outcomes and benefits of the FAST-41 program; perceived merit of properties; statements regarding Ambler Metals' plans and expectations relating to the UKMP; statements regarding timing and planned undertakings of the 2026 field program; timing of the completion, if at all, of the DOW Investment; the DOW's holdings in Trilogy Metals following the completion of the DOW Investment; the resolution of the derivative liability, if at all, and the timing thereof; the sufficiency of cash for the next twelve months; and the Company's plans to provide

further updates and the timing thereof are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the uncertainties involving our assumptions with respect to those uncertainties disclosed in the Company’s Annual Report on Form 10-K for the year ended November 30, 2025 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.